UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

5V, INC.
(Exact Name of Registrant as Specified in its Corporate Charter)

Delaware	000-54175	27-3828846
(State or other jurisdiction of incorporation or organization)	Commission File No.	(IRS Employer Identification No.)

7th Floor, Tower B, Four Points Sheraton Hotel
Futian, Shenzhen, China
(Address of Principal Executive Offices)

+86-13510608355
 (Issuer’s Telephone Number)

Approximate Date of Mailing: August 31, 2012

5V, INC.
7th Floor, Tower B, Four Points Sheraton Hotel
Futian, Shenzhen, China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14F OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 31, 2012 to the holders of record on August 31, 2012 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of 5V, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with a change of control and composition of the Board of Directors of the Company (the “Board”) as contemplated by that certain Securities Purchase Agreement, dated August 24, 2012 (the "Purchase Agreement"), by and among Jun Jiang and Xiong Wu (collectively, the “Purchasers”) and selling stockholders Plato Star Group Limited, Chi Wu and Yousan Su (collectively, the "Sellers"). Pursuant to the terms and conditions of the Purchase Agreement, the Sellers sold an aggregate of 7,500,000 shares of the Company's Common Stock to the Purchasers for an aggregate purchase price of $250,000. As a result of the closing of the transactions contemplated by the Purchase Agreement (the "Closing"), the Purchasers collectively own all of the issued and outstanding shares of the Company's Common Stock.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On August 24, 2012, pursuant to the terms and conditions of the Purchase Agreement, the Purchasers purchased an aggregate of 7,500,000 shares of Common Stock, representing all of the issued and outstanding shares of Common Stock of the Company, from Sellers for an aggregate purchase price equal to $250,000 (the “Purchase Price”). As a result of the Closing of the transactions contemplated by the Purchase Agreement, Purchasers collectively own 100% of the Company's issued and outstanding interests, resulting in a change in control of the Company (the "Transaction").

In addition, in connection with the terms and conditions of the Transaction, Chi Wu resigned (i) as President, Secretary and all other officer positions held with the Company, effective upon the Closing and (ii) as director of the Company, effective ten (10) days following the Company's filing with the Securities and Exchange Commission (the "SEC") and mailing to Company shareholders of this Information Statement on Schedule 14f-1 (the "Effective Time"). Concurrent with the Closing, the Board (i) appointed Jun Jiang to serve as Chairman of the Board, President and a director of the Company, effective upon the Closing, (ii) appointed Xiong Wu to serve as Executive Vice President and a director of the Company, effective as of the Effective Time and (iii) appointed Jingquan Lu to serve as Vice President, Secretary and Treasurer of the Company, effective upon the Closing.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

The Company has 7,500,000 shares of Common Stock currently issued and outstanding and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE TRANSACTION

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before the Closing of the Transaction by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Plato Star Group Limited Suite 2-901, Building 5, Beichen Green Garden Beiyuan Road, Chaoyang District Beijing, China 100107	3,675,000	49%

Chi Wu (3) 745 E. Valley Blvd. #326 San Gabriel, CA 91776	3,750,000(4)	50%

Yousan Su Suite 2-901, Building 5, Beichen Green Garden Beiyuan Road, Chaoyang District Beijing, China 100107	7,425,000(5)	99%

All Officers and Directors as a Group (1 individual)	3,750,000	50%

(1)  Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(2)  Based on 7,500,000 shares of Common Stock issued and outstanding immediately prior to the Closing.
(3)  Chi Wu serves as President, Secretary, and sole director of the Company immediately prior to the Closing.
(4) Represents 75,000 shares of Common Stock owned of record by Chi Wu and 3,675,000 shares of Common Stock owned of record by Plato Star Group Limited ("PSGL"). Mr. Wu owns 4% of the outstanding equity interests of PSGL and is the sole officer of PSGL, and therefore may be deemed to beneficially own the shares of Common Stock owned of record by PSGL.
(5) Represents 3,750,000 shares of Common Stock owned of record by Yousan Sou and 3,675,000 shares of Common Stock owned of record by PSGL. Yousan Su owns 92% of the outstanding equity interests of PSGL and therefore may be deemed to beneficially own the shares of Common Stock owned of record by PSGL.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AFTER THE TRANSACTION

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately following the Closing of the Transaction by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Jun Jiang(3) 7th Floor, West Tower, Four Points Sheraton Hotel, Futian, Shenzhen, China	5,250,000	70%

Xiong Wu(4) 7th Floor, West Tower, Four Points Sheraton Hotel, Futian, Shenzhen, China	2,250,000	30%

Jingquan Lu(5) 7th Floor, West Tower, Four Points Sheraton Hotel, Futian, Shenzhen, China	0	0%

All Officers and Directors as a group (3 individuals)	7,500,000	100%

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock.

(2)	Based on 7,500,000 shares of Common Stock expected to be issued and outstanding upon the Closing of the Transaction.
(3)	Jun Jiang will serve as the Chairman of the Board, President and a director of the Company effective immediately following the Closing.
(4)	Xiong Wu will serve as the Executive Vice President and a director of the Company effective as of the Effective Time.
(5)	Jingquan Lu will serve as the Vice President, Secretary and Treasurer of the Company effective immediately following the Closing.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

EXECUTIVE OFFICERS AND DIRECTORS PRIOR TO THE TRANSACTION

Prior to the Closing of the Transaction, our President, Secretary, and sole director is Chi Wu, who has served since February 19, 2010 (Inception). The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified. Officers serve at the discretion of the Board.

The biography of our existing officer and director is as follows:

Chi Wu, 49, the Company’s President, Secretary, and Director since inception, has served as the President of CBC Consulting Inc., a consulting company specializing in emerging energy technology entities helping clients to get into emerging energy business, to seek reverse mergers or alternative public offerings, to look for merger and acquisition targets since December 2007. His clients include both private and public companies, in the fields of alternative energy, biomedical technology, and optoelectronics. Prior to joining CBC Consulting Inc., from 2005 until 2007, Mr. Wu served as CEO and President of Premier Optoelectronics Inc., a research and manufacturing company with operations in both USA and China. Mr. Wu also served in various senior research and technical management positions including VP of Research and Development at SWT Optical Communication Limited from 2003 to 2005, President, CEO and board director of LightCross Inc. from 2000 to 2002, principal investigator and task manager at NASA’s Jet Propulsion Lab at California Institute of Technology from 1997 to 2000, and senior scientist and project leader at Nortel Networks, in Canada from 1992 to 1997. Mr. Wu served as an advisor to the Department of Information Technology of Fujian Province from 2005 to 2007 and Director of Joint Research Lab of Institute of Semiconductors of Chinese Academy of Sciences and Premier Optoelectronics from 2006 to 2007. Mr. Wu also serves as the sole officer and director of CBC Acquisition Corp. 1 and China Renewable Constructions Materials, Inc., each of which are blank check SEC reporting companies. He received his Ph.D. degree in the field of electrical and computer engineering from University of Toronto, Canada, and  his M.Sc. degree from Chinese Academy of Sciences in Beijing, China. Mr. Wu’s past experience in the reverse merger industry will be beneficial to the Company as it seeks a business combination target.

EXECUTIVE OFFICERS AND DIRECTORS AFTER THE TRANSACTION

Effective upon the Closing of the Transaction, Mr. Chi Wu will resign as President, Secretary and all other officer positions of the Company and as the sole director, effective as of the Effective Time. Mr. Jun Jiang was appointed to serve as Chairman of the Board, President and a director of the Company effective immediately following the Closing. Mr. Xiong Wu was appointed to serve as the Executive Vice President and a director of the Company effective as of the Effective Time. Mr. Jingquan Lu will serve as the Vice President, Secretary and Treasurer of the Company effective at  the Closing.

The biographies of our new officers and directors are as follows:

Jun Jiang, 48, has served as our Chairman, President, CEO and a director since August 24, 2012 and as the CEO and director of Beijing BNC Health Technology Co. Ltd. since March, 2007. Beijing BNC Health Technology Co. Ltd. is a leading herbal based health products and natural organic skincare products company. Mr. Jiang served as the Executive Director of Beijing HuakeHongzhang Health Technology Co. Ltd. from October 2005 to March 2007 responsible for technology development. From July 2004 to October 2005, June Jiang served as the President of Beijing Duoweite Biotech Co. Ltd., a health products company. As a director of the Company, Ms. Jiang’s past experiences in the health products business will be beneficial to the company.

Xiong Wu, 50, has served as our Executive Vice President and a director since August 24, 2012 and as the Chairman of Beijing BNC Health Technology Co. Ltd. since March, 2007. Beijing BNC Health Technology Co. Ltd. is a leading herbal based health products and natural organic skincare products company. Mr. Jiang served as the Chairman of Beijing HuakeHongzhang Health Technology Co. Ltd. from October 2005 to March 2007 responsible for marketing and sales. From July 2004 to October 2005, June Jiang served as the Marketing Director of Beijing Duoweite Biotech Co. Ltd., a health products company. As a director of the company, Mr. Wu’s past experiences in the health products business will be beneficial to the company.

Jingquan Lu, 49, has served as our Vice President, Secretary and Treasurer since August 24, 2012 and as General Manager of Beijing BNC Health Technology Co. Ltd. since 2011. From 2007-2010, he was marketing manager of Jiangsu Dadi Group. From 2005 to 2007, he was marketing manager of Anhui Fengexin Pharmaceutical Corp.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of our 2010 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On September 23, 2011, Yousan Su purchased an aggregate of 3,750,000 shares of Common Stock from Ko-Hung Wang and China Gate Technology Co., Ltd. for an aggregate purchase price of $20,000.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the forms furnished to us for the fiscal year ended September 30, 2011, the Company believes that the following person(s) who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year:

Name	Form	No. of Late Reports
Ko-Hung Wang	4	1
Yousan Su	4	1
China Gate Technology Co. Ltd.	4	1

CORPORATE GOVERNANCE

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, our current and proposed directors would not be considered independent as they also serve, or will serve, as executive officers of the Company.

Board Meetings and Annual Meeting

During the fiscal year ended September 30, 2011, our Board of Directors did not meet. We did not hold an annual meeting in 2010 or 2011.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table — Calendar Year Ended September 30, 2010 and September 30, 2011

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid by the Company to the named persons for services rendered in all capacities during the fiscal years ended September 30, 2011 and 2010. None of the Company’s officers and directors has received any compensation since inception, including the noted periods.

SUMMARY COMPENSATION TABLE
Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Chi Wu(1)	2011	-	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-	-
Ko-Hung Wang(2)	2011	-	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-	-
Jun Jiang(3)	2011	-	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-	-
Xiong Wu(4)	2011	-	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-	-
Jingquan Lu(5)	2011	-	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-	-

(1)	Chi Wu serves as the President, Secretary and sole director of the Company prior to the Closing.
(2)	Ko-Hung Wang served as a director of the Company until his resignation on September 23, 2011.
(3)	Jun Jiang was appointed to serve as Chairman of the Board, President and a director of the Company effective as of the Closing.
(4)	Xiong Wu was appointed to serve as the Executive Vice President and a director of the Company effective as of the Effective Time.
(5)	Jingquan Lu will serve as the Vice President, Secretary and Treasurer of the Company effective as of the Closing.

No compensation of any nature has been paid for on account of services rendered by a director or officer in such capacity.

Employment Agreements

We are not a party to any employment agreements and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers or directors received any equity awards, including, options, restricted stock or other equity incentives during the fiscal years ended September 30, 2011 and 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, 5V, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

August 31, 2012
5V, INC.

By:	/s/ Jun Jiang
Jun Jiang, President and Director